1934 Act Registration No. 1-14700
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of October 2006
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
     Form 20-F ☑                    Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
     Yes ☐                    No ☑
     (If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: ___.)

TSMC Reports Third Quarter EPS of NT$1.26
Hsin-Chu, Taiwan, R.O.C., October 26, 2006 — TSMC today announced consolidated revenue of NT$82.48 billion, net income of NT$32.49 billion, and diluted earnings per share of NT$1.26 (US$0.19 per ADS unit) for the third quarter ended September 30, 2006.
Year-over-year, third quarter revenue increased 17% while net income and diluted EPS increased 32.7% and 32.5%, respectively. On a sequential basis, third quarter results represent a 0.4% increase in revenue, and a decrease of 4.4% both in net income and in diluted EPS. All figures were prepared in accordance with R.O.C. GAAP on a consolidated basis.
Although third quarter business was affected by inventory correction, better than expected demand in computer related applications led to third quarter revenue surpassing the guidance slightly. Advanced process technologies (0.13-micron and below) accounted for 49% of wafer revenues while revenues from 90-nanometer process technology alone was 24% of the total wafer sales. Both gross and operating margins reached the high end of guidance with gross margin being 49.9% and operating margin 40.8%. Net margin decreased 2 percentage points to 39.4% from the previous quarter.
“The current inventory correction which started in the third quarter is expected to continue during the fourth quarter,” said Lora Ho, VP and Chief Financial Officer of TSMC. “We expect the overall demand in all three major segments to decline sequentially,” said Ho. “Based on our current business outlook, management’s expectations for fourth quarter 2006 performance are as follows”:
•	Revenue to be between NT$74 billion and NT$76 billion;

•	Gross profit margin to be between 45% and 47%;

•	Operating profit margin to be between 35% and 37%.
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TSMC’s 2006 third quarter consolidated results :
(Unit: NT$ million, except for EPS)

	3Q06	2Q06	QoQ	3Q05	YoY
	Amount*	Amount	Inc. (Dec.) %	Amount	Inc. (Dec.) %
Net sales	82,476	82,118	0.4	70,501	17.0
Gross profit	41,132	42,498	(3.2)	30,957	32.9
Income from operations	33,632	35,323	(4.8)	24,177	39.1
Income before tax	34,663	36,272	(4.4)	24,467	41.7
Net income	32,489	34,002	(4.4)	24,488	32.7
EPS(NT$)	1.26**	1.32***	(4.4)	0.95****	32.5

* 2006 third quarter figures have not been approved by Board of Directors

** Based on 25,809 million weighted average outstanding shares

*** Based on 25,809 million weighted average outstanding shares

**** Based on 25,776 million weighted average outstanding shares
TSMC Spokesperson:
Ms. Lora Ho
Vice President and CFO
Tel: 886-3-566-4602
TSMC Acting Spokesperson:
Mr. J.H. Tzeng
PR Department Manager, TSMC
Tel: 886-3-505-5028
Mobile: 0928-882607
Fax: 886-3-567-0121
E-Mail: jhtzeng@tsmc.com
For further information, please contact:
Richard C.Y. Chung
Media Relations Manager, TSMC
Tel: 886-3-505-5038
Mobile: 886-911-258751
Fax: 886-3-567-0121
E-Mail: cychung@tsmc.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: October 26, 2006	By	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer